OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-16105

CUSIP NUMBER
861837-10-2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Stonepath Group, Inc.

Full Name of Registrant

Former Name if Applicable

87 Wall Street

Address of Principal Executive Office (Street and Number)
Seattle, Washington 98121

City, State and Zip Code
Forward-Looking Statements
This Form 12b-25 contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results or future actions to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies and objectives of management. We assume no obligation to update these forward-looking statements. The risks, uncertainties and assumptions referred to above include whether we will be able to obtain funds sufficient to obtain an audit of our 2006 financial statements and, assuming we obtain an audit, what the results of such audit will be.
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Stonepath Group, Inc.’s (“Stonepath”) financial condition has rendered it unable to engage its auditors to perform an audit on its 2006 financial statements. As a result, Stonepath was unable to prepare and file an Annual Report on Form 10-K for fiscal year ended December 31, 2006 within the prescribed time period. Stonepath’s current directors and management anticipate working with its lender, Mass Financial Corp., with a goal of obtaining funding for the engagement of its auditors to audit Stonepath’s 2006 financial statements. If Stonepath is able to obtain such funding, it anticipates that it will prepare and file an Annual Report on Form 10-K for the year ended December 31, 2006 promptly after completion of the audit.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert Arovas	(206)	336-5400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant increase in reported net loss available to common shareholders for the year ended December 31, 2006 in comparison to amounts reported for the year ended December 31, 2005. For the nine month period ended September 30, 2006 the Company recorded a net loss of $25.1 million compared to a net loss of $9.8 million for the year ended December 31, 2005. The Company cannot reasonably estimate the net loss for the year ended December 31, 2006 since it has yet to complete its independent audit for this period.

Stonepath Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2007	By	/s/ Robert Arovas

Robert Arovas, Chief Executive Officer